FOX LAW OFFICES, P.A.
c/o 131 Court Street , #11
Exeter, NH 03833
Telephone (603) 778-9910
Facsimile (603) 778-9911

May 5, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

Re:	Clavis Technologies International Co., Ltd. Form S-1 Filed January 29, 2010 File No. 333-164589

Dear Mr. Spirgel:

This letter is a point by point response to the Staff’s comment letter dated February 23, 2010 (the “Staff Letter”) on the registration statement on Form S-1 (File No. 333-164589) (“registration statement”) of Clavis Technologies International Co., Ltd. (the “Company”) filed with the Securities and Exchange Commission on January 29, 2010.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 1 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

To facilitate your review, we are sending you two (2) courtesy copies for the Amendment, marked to show changes from the registration statement.

General

1.	Please update to provide audited financial statements and executive compensation disclosure as of December 31, 2009.

Response: The Company has provided audited financial statements as of December 31, 2009 in the Amendment and updated its executive compensation as of December 31, 2009 on pages 54 to 55 of the Amendment.

2.
Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by Frost & Sullivan and IDTechEx. Confirm that this analysis is publicly available.  Please highlight the specific portions that you are relying upon so that we can reference them easily.  In addition, if any of this analysis has been prepared specifically for this filing, please file a consent from the relevant party.

Response:  The Company has appended to this response letter the following industry analyses that have been cited and/or relied upon by the Company in its disclosure in the registration statement: (i) RFID Opportunities, Frost and Sullivan, 2008,and (ii) Nokia White Paper:  Radio Frequency Identification Technology (April 2006) (“Nokia White Paper”) (at page 1 therein).  Due to their length, the following industry analyses will be sent by overnight courier to the Staff:  (A) RFID Forecasts, Players and Opportunities 2007 – 2017, IDTechEx, 2007 (“RFID Forecasts, IDTechEx 2007”) (see pages 9, 17, 21-23 and 107 therein) and (B) Applying Auto-ID to Reduce Losses Associated with Shrink, IBM Business Consulting Services (2002) (citing the University of Florida National Retail Security Service at page 16 therein).  All of these reports are publicly available either without charge or for purchase.  None of these reports had been specifically prepared for this filing.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

3.
Provide us with objective support for your assertions regarding RFID technology and themarketplace in which you conduct business and revise your disclosure to indicate the basis for such statements, including the following:

●	Your statement that in the near future, a "majority of items" will have RF1D tags (page 18);
●	Your statement that in most environments, RFID can achieve 99.5% to 100% first-pass read rates (page 20);
●
Your expectation that the usage of RFID will migrate to East Asia as the dominant manufacturing territory and that China has a policy of "making its own requirements throughout the RFID value chain as soon as possible" (page 27); Your statement that RFID is "leapfrogging” technologies such as magnetic stripes and barcodes (page 27); and

●	Your statement that you have taken a “leadership role with major Korean financial institutions” in developing mobile banking capabilities (page 37).

These are just examples.

Response:  The assertions made in the Company’s registration statement are based upon and/or supported in the industry analyses the Company provided in response to comment 2 of the Staff Letter.   On page 35 of the Amendment, the Company has revised its statement that it has taken “leadership role with major Korean financial institutions” in developing mobile banking capabilities to state that the Company has completed projects with major Korean financial institutions in developing mobile banking capabilities.  Set forth below are the specific documents and pages numbers that support the other statements that the Staff has set forth in its Comment 3 above:

i.	“In the near future, a majority of items will have RFID tags that identify each individual unit, case or pallet.” See page 21-23 in the RFID Forecasts, IDTechEx 2007.

ii.	“In most environments, RFID can achieve 99.5% to 100% first-pass read rates. Further, with no moving parts or optical components, maintenance is not an issue.” See page 1 in the Nokia White Paper.

iii.	“We expect the usage of RFID to migrate to East Asia as the dominant manufacturing territory.” See page 9 in the RFID Forecasts, IDTechEx 2007.

iv.	“China has a policy of making its own requirements throughout the RFID value chain as soon as possible.” See page 9 in the RFID Forecasts, IDTechEx, 2007.

v.	“RFID is leapfrogging technologies such as magnetic stripes and barcodes.” See page 9 in the RFID Forecasts, IDTechEx, 2007.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

4.	Please tell us whether there is any relationship between your company and Clavis Technology, Inc.

Response:  The Company has no affiliation or relationship with Clavis Technology, Inc.

5.
Please revise your registration statement to furnish the disclosure required by Item 505 of Regulation S-K regarding the determination of the offering price.  In addition, explain how shares will be offered at such a price considerably lower than $.01 per share.

Response:  The Company has added a section on Determination of Offering Price on page 12 of the Amendment.  The fixed price at which the selling security holders will offer the Company’s shares of common stock is the same price at which such selling security holders purchased their shares in the Regulation S offering.  Such price is the most recent sales price received by the Company for its shares and, therefore, the most appropriate fixed price at which the shares should be offered until a public market exists for the Company’s common stock.

6.	Please revise your registration statement to furnish the disclosure required by Item 506 of Regulation S-K. regarding dilution, if applicable

Response:  The Company believes that Item 506 of Regulation S-K is inapplicable to the Company’s registration statement because the Company is not offering the shares to be sold.  Therefore, we cannot provide any “comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons.”   The net tangible book value per share before and after the distribution will be the same as there will be no new capital into the Company for the sale of already issued shares.  Therefore, there will not be any change to the net tangible book value per share nor any immediate dilution from the shares purchased in the public market from the selling security holders.

Cover page of Prospectus

7.	Please revise your cover page to include a cross reference to the risk factors in your prospectus. See Item 501(b)(5) of S-K.

Response: The cross reference to the risk factors is already in the cover page of the prospectus in bold capital letters in the third paragraph up from the bottom of the cover page.  Please note that we updated the page number for the cross reference to the risk factor.

8.	Please revise your prospectus to include the disclosure contemplated by Item 502(b) of Regulation S-K.

Response: The Company has revised its prospectus to add a back page of the prospectus which includes the disclosure contemplated by Item 502(b) of Regulation S-K.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

Prospectus Summary, page 4

9.	Please expand the description of your business to provide more detail regarding the products and services you currently offer and define the term "RFID middleware."

Response: On page 4 of the Amendment, the Company has expanded its description of its business in the Prospectus Summary to include more details about its current products and services and it has added a definition of “RFID middleware”.  Additionally, the Company has added to the Management’s Discussion and Analysis section a more detailed explanation of the Company’s background, operations and opportunities starting on page 40 of the Amendment.

10.	Please revise your disclosure to clarify that you are a holding company and that you have no operations or assets other than your ownership of the stock of Clavis Korea.

Response: The Company has added disclosure regarding its holding company status on page 4 of the Amendment.

Risk Factors, page 5

11.
We note that your operations and management are located outside the United States.  Include a risk factor highlighting the difficulty investors may have in asserting their legal rights against the company.

Response: The Company has added the requested risk factor on page 8 of the Amendment.

“We have a history of losses . . .” page 5

12.
We note that your auditor has substantial doubt about your ability to continue as a going concern. Please revise this risk factor to more clearly address your ability to continue as a going concern. Your disclosure should include the minimum level of capital that must be raised for the company to continue operating through 2010.

Response: The Company has added disclosure regarding its ability to continue as a going concern on page 6 of the Amendment.

“We rely on a few customers . . .” page 5

13.
We note your statement that in 2010 you expect a substantial portion of your sales to be from two customers other than those that accounted for approximately 70% of your sales in 2009.  Please explain the basis for management's belief and provide management's assessment of why these customers will not continue to represent a significant portion of your business in future periods.

Response: In 2009, two of the Company’s customer, Korea Pallet Pool Co and KTNetworks, accounted for approximately 50.72% of the Company’s sales.  These contracts, and payments thereunder, have been substantially completed at December 31, 2009.  Most of the Company’s sales for 2010 will be from two new customers, namely Seoul Metropolitan Government (approximately $1,000,000) and SK Telecom ($1,500,000).  While KTNetworks has been a significant source of business in the past, the Company does not expect to obtain the same level of business with KTNetworks in the future.  The Company is now diversifying its customer base while maintaining a strong relationship with KTNetworks in which the Company will continue to have projects with KTNetworks in the future but not on the same scale as in the past.  The Company’s other significant customer in 2009, Korea Pallet Pool Co., is experiencing financial difficulties and has had a change in ownership, both of which were the result of an adverse judgment against Korea Pallet in litigation resulting from a fire at a warehouse rented by Korea Pallet.  Consequently, Korea Pallet is not in a position, financially and otherwise, to engage the Company for future projects.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

“Our officers have no experience . . .” page 6

14.	Please revise this risk factor to indicate when your company will be required to comply with the requirements of the Sarbanes-Oxley Act of 2002.

Response: The Company has revised this risk factor on page 7 of the Amendment.

“We depend on a few key personnel to manage our business effectively . . .” page 7

15.	Please identify the key employees upon whom your business is dependent.

Response: The Company has identified its Chief Executive Officer, Chief Financial Officer and its Chief Marketing Officer as its key personnel on page 8 of the Amendment.

“Changes in Industry Standards . . .” page 8

16.
Please revise this risk factor to explain who creates the industry standards you reference and clarify whether these standards are used by all of your competitors and customers.  We note that yon are focusing a majority of your product development on products complying with the EPCglobal Gen 2 standard. Please indicate how widely accepted this standard is amongst your current and targeted customers.  Please also disclose whether you have undertaken any of the qualification or certification processes referenced in, this risk factor.

Response: The Company has revised this risk factor, in accordance with this Comment 16, adding disclosure regarding EPCglobal Gen 2, on page 10 of the Amendment.

Selling Security Holders, page 10

17.	Explain the business purpose of each of the Regulation S offerings,

Response: The business purpose of the Regulation S offerings was to raise capital for the Company to pay its legal fees and other expenses related to this registration and for getting the Company’s common stock eligible for quotation on the OTC Bulletin Board.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

Description of Business, page 17

18.
You should consider shortening your "overview." Much of the detail that is presented involves RFID products and technology that are only related to your business, instead of your actual products and services that capitalize on RFID products and technology.

Response: The Company has deleted the following sections from the “overview” portion of its Description of Business:  “What can EPC network do that existing bar code systems can’t”; “RFID system performance criteria”; the example of an ALE (including the diagrams and text) in the section entitled “EPC Network (Auto-ID)”; and “Benefits of RFID”.

19.
We note your statement on page 17 that approximately two-thirds of your revenues and operations are located outside the U.S. Please expand your disclosure to identify the primary geographic markets in which you do business.

Response: The Company has added the disclosure regarding its primary geographic market on pages 19 and 41 of the Amendment

20.
Please disclose the nature of your "proprietary interest" in RFID middleware.  Please identify any products or services for which you have or are currently seeking intellectual property protection. See Item I0l(h)(4)(vii) of Regulation S-K,

Response: The Company has added a section entitled “Intellectual Property” which addresses its proprietary interest in RFID middleware.  See page 35 of the Amendment

21.
We note your statement that Clavis Technologies has been providing RFlD-enabled solutions based on the "world standard to various industrial markets" since 2003.  Please explain your reference to the "world standard" and indicate whether this is the EPCglobal standard discussed elsewhere in your prospectus.

Response: The Company has revised the reference to “world standard” to EPCglobal standards and added an explanation about EPCglobal on page 19 of the Amendment

22.
We note your disclosure on page 18 indicating that your products may be impacted by certain permitted legal/regulatory emission levels in the country of use.  We also note your disclosure on page 38 referencing "certification from EPCglobal.”  Please identify any legal or regulatory requirements to conduct your business.  See Item 101(h)(4)(viii) of Regulation S-K.  In addition, disclose in your management's discussion and analysis the costs, if any, associated with obtaining and maintaining compliance with these licensing or other regulatory requirements.

Response:  The Company does not have any legal or regulatory requirements to conduct its business in general.  However, to bid on government projects, the Company has to register with a government agency.  The certification by EPCglobal will be done in early 2011.  However such certification is not a requirement to conduct business, but it is an indication that the Company’s software complies with the EPCglobal Gen 2 standard.  The Company does not expect any material costs to be incurred with the EPCglobal certification nor keeping its registration to bid on Korean government contracts.  The Company has provided this disclosure in a new section entitled “Legal and Regulatory Requirements” on page 36 of the Amendment

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

23.	Please provide the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company has provided the names of its suppliers in a new section entitled “Suppliers” on page 36 of the Amendment

Primary Components of an RFID system, page 19

24.	Please revise your description of the types of RFID systems to indicate which types ofproducts and services you currently offer as well as those you anticipate offering and/or have under development

Response:  The Company’s software products can be adopted for use with any type of RFID tag system Read Only, Read/Write (Reusable) and/or Read/Write (Disposable).  The Company prepares its software based on what kind of tag its client uses.  The discussion of the primary components of the RFID systems is in the registration statement to explain the different kinds of hardware with which the Company's products can be used.  The Company has added disclosure on pages 27 and 38 of the Amendment explaining that its software can be used with any RFID tag system.

RFID Market, page 27

25.	Please expand your disclosure to indicate yow competitive position within the market. See Item 101(h)(4)(iv) of Regulation S-K.

Response: The Company has revised this section to provide disclosure regarding the Company’s competitive position in the section entitled “RFID Market Size” on page 24 of the Amendment

Our Products, page 30

26.
Please disclose whether your product development is done by your employees or whether it is outsourced to third parties.  We note from your disclosure on page 50 that you anticipate spending very limited amount of dollars on research and development in 2009.

Response: The Company has added disclosure regarding who performs its research and development at the start of the section entitled “Our Products” on page 27 of the Amendment

27.	Please disclose the portion of your revenues attributable to each of the significant products identified in this section.

Response:  The Company has provided the revenues attributable to its significant products on page 27 of the Amendment.

28.
Please disclose the timeframe in which management anticipates offering the products and services identified in this section that are currently under development and, if practicable, indicate the percentage of revenues management anticipates deriving from each such product and service.

Response: The Company has provided a time frame in which it anticipates offering the products and services in the “Product Upgrades and Diversification” section on pages 34 to 35 of the Amendment.  The Company believes it is not practicable at this time to indicate the percentage of revenues expected to be derived from each such product and service upgrade because a single project may involve several types of products.  However, on page 42 of the Amendment in the MD&A section, the Company has provided disclosure regarding certain RFID market opportunities which the Company is seeking which disclosure includes estimated revenues that could be earned from such projects.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

29.	Please file your contracts with KTNetworks and Korea Pallet Pool Co. as exhibits to your amended registration statement. See 601(b)(10) of Regulation S-K,

Response: The Company has filed the contracts with KTNetworks and Korea Pallet Pool Co. as exhibits 10.10 and 10.11, respectively, to the Amendment

Strategic Relationships, page 37

30.
Please expand your disclosure with respect to each of the parties identified in this section to provide more detail regarding your relationship with each such entity.  For example, explain what it means to be a "solution partner” with EPCglobal and identity the nature of the “relationship” you have with ETRI for RFID middleware.

Response:  The Company has provided expanded disclosure with respect to the parties identified as strategic partners on page 35 of the Amendment

Balance Sheets, page F-2

31.
Please revise to reclassify the amounts in the Korea Global ID Corporation Repayable Fund into restricted cash.  In this regard, it appears that such amounts do not meet the definition of cash or cash equivalents,

Response: The Company revised the balance sheet and separately stated “restricted cash” and disclosed the nature of the restriction in Note 8 to the financial statements.

Cash Flows from Financing Activities, page F-5

32.
Please tell us why you believe it is appropriate to include "expenditures of advance payments on contracts" within your cash flows from financing activities.  Refer to your basis in the accounting literature.

Response:  After further analysis of the transaction, the Company determined the advance funds received from Korea Global ID Corporation is considered as an operating activity and thereby reclassified the “advance payments on contracts” as a component of operating activities rather than financing activities.  The Company revised the statement of cash flows to reflect this change

Note 7 – Advance Payments on Contracts, page F-14

33.
Please disclose how you account for expended funding to develop wireless recognition software and middleware technology for each year presented in your financial statements.  Refer to your basis in the accounting literature.

Response:  The Company records the advance funds received from Korea Global ID Corporation as a liability account under “Advance Payments on Contracts”.  When funds get disbursed for contract related expenditures, this account is reversed out.  The Company records as research and development expenses or capitalize expenditures only for the portion of funds contributed by the Company.  Advances from KGIC do not impact the Company’s result of operation.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

Interim Statement of Cash Flows, page F-19

34.	Please explain why the proceeds of $445,752 as reported differ from the disclosures in Notes 11 and 13(d).

Response:  The Company raised additional capital of $445,752 as described in Note 11.  The Company has revised the notes to reflect this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

35.
Revise your "Overview" section to highlight the most significant issues affecting management's decision making with respect to the company's operations aid financial condition.  Currently, this section is just repetitive of other sections of your prospectus, including your product descriptions.  Your management's discussion and analysis should provide a narrative explanation of the company's financial statements to provide the context within which financial information should be analyzed.  Revise your MD&A to describe any significant economic changes that materially affected your income from continuing operations.  Discuss the significant components of revenues and expenses that impacted your results of operations.  Your revised disclosure should address the significant decrease in revenues in the periods presented.  It should also clearly disclose and quantify each material factor that contributed to the decrease in revenues and provide insight into the underlying business drivers or conditions that contributed to these changes.  Please refer to Item 303 of Regulation S-K and Release no. 33-8350.

Response: The Company has revised the “Overview section” to provide an overview of its revenue trends, its relationships with customers with respect to future business prospects, how the Company’s revenue trend may be affected by expansion of its partner base and product offering and opportunities in the RFID market for the Company.  See pages 40 to 42 of the Amendment.

36.
The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  Please consider expanding your MD&A to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties so that investors can assess the likelihood that past performance is indicative of future performance.  For example, you identify uncertainties associated with your dependence on a small number of customers, the slow development of markets for RFID products and services and the regulatory environment in which you operate.  These are merely examples.  Your MD&A should include disclosure about how you are addressing these issues and provide insight into management's expectations regarding how these issues could affect your future performance.

Response: The Company has provided guidance related to the RFID market under the section “The Opportunity” on page 41 of the Amendment.  The Company has also added a discussion of the different sectors and related potential market trends in the RFID market.  Additionally, under the section titled “Specific Product Upgrades and diversification” on page 45 of the Amendment, the Company highlighted some of its products and how it is addressing future needs and performance characteristics of it products.  The Company has also added details on the global standards and its compliance and future certification efforts in the global RFID standardization on page 40 to 41 of the Amendment.  Lastly, the Company has updated details on relationships with clients such as IBM Korea and its efforts to standardized RFID architecture on page 40 to 41 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

37.
Provide an expanded discussion (quantified, if possible) of any expected increases in expenses described throughout this registration statement, to the extent known.  For example, address the "considerable product development and administrative expenses" and "significant expenditures in [y]our sales and marketing efforts” referenced on page five.  Please also address the product cost and operating expense reductions you intend to implement (as discussed on page 17).

Response:  The Company has deleted the reference to product cost and operating expense reductions mentioned on page 17 of the Amendment as the Company has determined that such cost savings will not enable the Company to expand its business.  On page 42 of the Amendment, the Company has added a section entitled “Expected Increases in Expenses” which addresses the product development, administrative and sales and marketing expenses discussed elsewhere in the registration statement.

38.
Please address what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

Response:  The Company has addressed the increased costs associated with becoming a public company along with the offset of such increased cost by the access to the public capital markets, which access will improve liquidity and ultimately enable the Company to execute its expansion plans and, consequently, improve its results of operations.  See page 45 of the Amendment.

39.
Please revise your disclosure to clarify when Clavis Technologies launched the framework-based product packages and indicate the portion of your revenues and expenses attributable to those products and services.

Response:  The section entitled “Opportunities” on page 42 of the Amendment and on page 27 of the Amendment in the product description section, the Company has given descriptions of products, future products, future opportunities and revenues attributable to such products and services.

40.	In the table of contractual obligations, there are no accompanying notes to the footnotes in the table. Please correct.

Response: The Company has removed the footnotes from the table of contractual obligations on page 46 of the Amendment.

Valuation of Long-lived Assets, page 48

41.	Please delete the last three paragraphs hereunder pertaining to goodwill and indefinite-life intangible assets which are inapplicable to your financial statements

Response:  The Company has deleted the three paragraphs as requested by this Comment 41.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

Liquidity and Capital Resources, page 50

42.
Please disclose management's "conservative assumptions for 2009," which were used to determine whether you will have sufficient capital for your future debt and working capital needs.  In addition, indicate whether such estimates include your anticipated future acquisitions and investments in product development and marketing (as discussed on page 17).

Response:  The Company disclosed its assumptions for 2010 regarding liquidity on page 45 of the Amendment.

43.
We note your statement that you believe that cash from operating activities and funding under current credit agreements should be adequate to meet your capital investment requirements and product development requirements.  However, Note 1 to your financial statements indicates that you will need to secure additional financing, increase sales and attain profitable operations in order to continue as a going concern.  Please explain this discrepancy and identify the actions management is taking to allow the business to continue as a going concern.  In addition, please revise your disclosure to provide more detail regarding your existing financing arrangements and indicate the amount of funds available under your credit agreements.  Please either file the agreements underlying such financing arrangements as exhibits to your amended registration statement or tell us why they are not material. See Item 601(b)(10) of Regulation S-K.

Response:  The Company has provided information related to its financing options and includes comments related to its expected ability to raise funding from current and former funding sources.  The Company has also included disclosure related to funding opportunities as a publicly traded entity and anticipates the ability to raise funds will continue to expand with completion of current customer contracts and those that we hope to secure during 2010.  See page 45 of the Amendment.

44.
Please provide more detailed disclosure in this section to clearly address your capital needs and management's assessment of your ability to meet both your short-term and long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months.  See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Response:  Under the Liquidity and Capital Resources section, on page 45 of the Amendment, the Company has expanded its explanation of short and long term goals to include some projects it anticipates revenues from and a brief explanation of the partnerships and product lines on those projects.

45.
We note your statement that you anticipate spending a very limited amount on research and development because your research products "are winding down and completed.”  However, we also note the statement on page 42 that your business plan includes selected investments in product development.  Please reconcile these statements.

Response:  The Company has updated the R&D section under Capital Resources on page 46 of the Amendment to include a more through comment on expected needs.  The Company included a short list of R&D projects with their potential project monetary return and market sectors.  The Company spent significant amounts on R&D in the recent years and most additional costs are solely in the form of salaries for employees.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

46.
We note that expiration dates for the loans filed as Exhibits 10.5 and 10.6 to your registration statement have passed.  Please tell us whether they are still outstanding. If they are outstanding, disclose the current terms of these loan agreements.

Response:  The Company has provided updated information regarding the loans under Exhibits 10.5 and 10.6 on page 57 of the Amendment.  In addition, the Company has obtained new loans from these lenders and a summary of the material terms of these new loan arrangements have been filed as Exhibits 10.12 and 10.13.

Net Revenues, page 52
Gross Profit, page 55

47.
Citing unit volume, product offerings, number of direct sales personnel, recurring sales, and pricing and other stated factors which could impact revenues, please tell us why hardware revenues significantly declined during the three months ended September 30,2009 and why sales as a whole declined during the nine months ended September 30,2009.  Additionally, tell us why the cost of sales for software and service exceeded its corresponding revenues during the three months ended September 30, 2009.

Response:  The sales of hardware declined during the three months ended September 30, 2009 because the hardware for the projects in that quarter was sold during the first and second quarters of 2009.  Consequently, the Company received more revenue from services and software in the third quarter than it did for hardware.  The Company experienced a decline in sales during the nine months ended September 30, 2009 because the Korean government and Korean companies were cutting their budgets, including budgets for new RFID projects.  In addition, during the nine months ended September 30, 2009, the Company focused on modifying and upgrading its software to offer features that it found would be useful and attractive based on the knowledge the Company gained from its prior projects.  The reason that the cost of sales and services exceeded its corresponding revenues during the three months ended September 30, 2009 was because (i) the Company purchased some software and hardware and performed some additional services for testing and upgrading its software for the projects it was performing during such quarter, and (ii) the Company received smaller installment payments for such projects (for example, most of the revenue for the Korea Pool Pallet project was earned in the first two payments, and the third and final installment payment from Korea Pool Pallet was considerably smaller than the cost of such sale that was incurred in the third quarter of 2009, while for the Company's other projects it received initial installments, which are normally the smallest payment to the Company under its contracts).

Other Matters, page 57

48.
Please revise your citations of accounting literature to refer to the FASB Accounting Standards Codification which is effective for financial statements with interim or annual reporting periods ending after September 15,2009.

Response: The Company has revised its citation of accounting literature to refer to ASC (FASB Accounting Standards Codification).  See the notes to the 2009 audited financial statements and pages 43, 44, 47 and 52 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 5, 2010

Certain Relationships and Related Transactions, page 65

49.	Please identify the directors and stockholders who advanced money to the company. See Item 404(a)(1) of Regulation S-K.

Response: The Company has identified the directors and stockholders who have advanced the Company money on pages 4 and 57 of the Amendment.

Exhibit 10.1

50.	Please file the exhibits and schedules to the Share Exchange Agreement included as Exhibit 10.1 to your registration statement.

Response: The Company has re-filed the Share Exchange Agreement with the exhibits and schedules.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours, /s/ Richard C. Fox Richard C. Fox, Esq.

cc:           Mr. Hwan Sup Lee
Ms. Ki Young You

http://www.frost.com/prod/servlet/market-insight-top.pag?docid=114398745

Frost & Sullivan Market Insight	Published: 11 Dec 2007

RFID Opportunities in 2008

Date Published: 11 Dec 2007

By Priyanka Gouthaman

The future emphasis for RFID is expected to shift towards process based solutions. Developing broad based products for individual applications is not the best way to move forward. End user processes are highly diverse and require RFID systems to integrate with their existing AIDC infrastructure. Such process centric solutions need to have high levels of flexibility incorporated into the design to ensure that customized requirements are taken care of. Even within manufacturing sectors, there is a higher focus towards monitoring work-in-progress (WIP). High process efficiency levels have a direct impact on the overall productivity and profitability of the enterprise.

Click to view enlarge

Pharmaceutical is expected to emerge as a key industry vertical for RFID in the next 12 months. The regulatory environment requiring compliance with various state e-pedigree laws is among the biggest drivers for the vertical. Large distributors are leading the way in terms of deployment and utilizing RFID data to drive their internal processes forward. Early adopters and pharmaceutical manufacturers such as GSK, Pfizer and Purdue Pharma are continuing their RFID projects and this is likely to further increase traction within the vertical market.

Healthcare distribution chains are another area of opportunity. Innovative uses of the technology include hospitals deploying RFID enabled refrigerators for consignment of high value drugs that are extremely sensitive to temperature changes. The appliances enable constant monitoring of the drug’s quality. Combining RFID / RTLS systems with existing Wi-Fi networks and hospital infrastructure systems is also expected to continue adoption rates in 2008. Patient tracking applications are likely to present a good opportunity for products that integrate both, RFID and barcodes (2D technology).

The retail supply chain will continue to incite interest and large suppliers are expected to see most of the deployments in the short term. RFID vendors are likely to witness greater success by targeting suppliers who work with mandated retailers or retailers that have adopted the technology at the store level. Tagging at the manufacturing / supplier facility alone will not result in true value since the downstream benefit is not there when retailers have not invested in RFID. High value categories such as apparel, footwear, and media are likely to have higher adoption. The opportunity in the vertical lies in delivering RFID solutions that can be integrated and scaled up with the existing retail network in place.

In-store and point-of scale (POS) applications are emerging as key areas of interest for RFID deployments. Retailers are evaluating RFID applications that enhance the overall shopping experience for the customer. The momentum is particularly strong in Europe and Asia where there is a higher emphasis on item level tagging. By tagging individual items at the store level, RFID-enabled mirrors and electronic displays enable the customer to view, select, and locate related / different items within the store.

Aerospace is also a significant market to watch out for in the next few months. The decision by Airbus to implement RFID systems based on its earlier pilot program is a positive driver for the overall adoption within the vertical. Airport baggage handling applications are another volume-driven RFID opportunity that is expected to witness pilots and deployments next year. Recent projects in Milan, Argentina, UK, Australia and Thailand reflect the technology’s gaining popularity outside North America.

The strong need for track and trace capabilities in chemical and petroleum industries is expected to increase the demand for RFID within these markets. Most petroleum products need to be certified according to the American Petroleum Institute which requires manufacturers to provide a documented history of the product. Efforts by the Chemical Industry Data Exchange (CIDX) in aligning itself closely with EPCglobal are expected to support chemical companies in furthering their RFID deployments.

Whatever be the vertical / application market opportunity, end-users are likely to exhibit faster adoption rates when there is a clear convergence of RFID technology and existing business processes in place.

Nokia for Business

Radio Frequency
Identification Technology April 2006

NOKIA Connecting People

Radio Frequency Identification Technology	April 2006

Introduction

Radio frequency identification (RFID) is a method of remotely storing and retrieving data using devices called RFID tags (below).

An RFID tag is a small object, such as an adhesive sticker, that can be attached to or incorporated into a product. An RFID tag contains an antenna, a coil, a programmed silicon chip and in Active Read/Write systems, a battery.

Tags come in a variety of sizes, memory capacities, temperature survivability and ranges and can be small enough to inject into animals or large enough to cover an entire desktop.

An RFID solution consists of Tags and Readers. When the two components are within a specified range of one another the Tag bursts into life and transmits its data on a specified radio frequency, which is in turn received by the reader.

Tags can be powered by an internal battery (often called an "Active Tag") or by inductive coupling ("Passive Tag"). The life span of an Active Tag can be limited by the battery life, although some Tags offer replaceable batteries or extremely large capacity batteries. Passive Tags have zero maintenance requirements and virtually an unlimited life span.

For applications targeted by Nokia, only passive tags are considered.

Passive Tag inductive coupling explained: When an alternating current is passed through a wire, a magnetic field is generated around the wire. If a second wire is brought within this magnetic field, a corresponding alternating current is created within the second wire. In technical language, it is said that a current is "induced" in the second wire. It is this ‘induced’ current that powers the Tag into life and enables it to transmit data.

Today tags cost from $0.25. Manufacturers are aiming to produce tags for less than $0.05 to make RFID tagging of disposable consumer items commercially viable.

The Nokia Mobile RFID Kit extends the mobility of field personnel by integrating RFID technology with a familiar portable device - the mobile phone. Simply by touching an RFID tag, tasks are initiated in the user's Nokia phone. Each tag contains a specific serial number that the phone links with initiation of a service, such as a call, messaging, browsing, recording or retrieving data.
The kit is a ready-to-use solution, compatible with the Nokia 5140 phone, which is available separately. It includes two Xpress-on™ RFID Reader Shells, 20 RFID tags, and the software for the phone tag reading, service initiation and configuration. The kit is best suited for applications with 1-20 users.

Why RFID?

Read-Only

In its simplest form (read-only), RFID is used as a direct replacement for barcode technology. The advantages it offers include 100% read accuracy, the ability to survive demanding environments, and the elimination of line-of-sight requirements.

Read accuracy is often a critical factor in choosing RFID. With fixed position barcode readers, achieving a first-pass read accuracy of 95% to 98% is quite respectable. Depending on environmental conditions and maintenance, barcode read rates often decline to less than 90% overtime. In most environments, RFID can achieve 99.5% to 100% first-pass read rates. Further, with no moving parts or optical components, maintenance is not an issue.

The demands of industrial environments also favor RFID. Some environments require data collection systems to operate while immersed in fluids, chemicals, dirt and heat. Examples include applications where tags and antennas transfer data while completely submerged in water, or even cases where tags pass through paint ovens at 240°C.

The value of RFID is further realized when considering line-of-sight requirements. With RFID, the tag does not have to be visible to the face of the reader. With the ability to penetrate most non-metallic materials (assuming the proper frequency is used), RFID tags can be embedded in containers or even the products themselves. Moreover, these containers and products can be sealed in over-pack materials without any adverse effects on the data capture results.

NOKIA
Connecting People

Radio Frequency Identification Technology	April 2006

A Typical RFID Solution Architecture

Read/Write (Disposable)

In an even more advanced state, disposable labels are applied to products during manufacturing and utilized throughout the entire supply chain (from manufacturing through retail and out to the customers). In essence, the RFID labels are used to create "smart products" that can communicate with their surroundings.

Example

During production, RFID labels are applied to the inside of the televisions' housings. After utilising the labels during production, the labels accompany the "smart products" into the warehouse. In the warehouse, the labels are used for both locating a given model and routing different models to intended storage locations. Further, with the ability of reader/writers to communicate with multiple labels in the same field, all televisions can be read or written to as they exit the warehouse, regardless of whether the televisions are stacked on pallets or transported separately. This enables users to write destination information to the "smart products" and to record what has been shipped, providing the trigger for electronic billing. Upon reaching the retail warehouse, the "smart products" are read upon entering the building, providing instant receipt into inventory and automatic payment clearance for suppliers.

The "smart products" are then tracked into the retail outlet where the label is used for anti-theft and real-time inventory. Finally, as the televisions leave the outlet, key customer and product configuration information is written to the RFID labels. If there is a problem with the television set and it needs to be repaired as quickly as possible, preferably on-site, a support engineer armed with a Nokia mobile phone with integrated RFID reader (such as the 5140), can quickly and easily retrieve the product's complete record.

The example reveals how "smart products" and “smart solutions” not only save money throughout the supply chain, but also add value for the customer. This value-added feature is being used by manufacturers (and retailers) to distinguish their products against competitive offerings, enabling the manufacturers to increase sales and/or margins.

Current usage

Low-frequency (134.5 kHz) RFID tags are commonly used for animal identification, beer keg tracking, and car key-and-lock, anti-theft systems. Pets are often embedded with small chips so that they may be returned to their owners if lost.

High-frequency (850-950 MHz and 2.4-2.5 GHz) RFID tags are used in library book tracking, pallet tracking, building access control, airline baggage tracking, and shopping items tracking. High-frequency tags are widely used in identification badges (such as our Nokia ID badges), replacing earlier magnetic stripe cards. These badges need only be held within a certain distance of the reader to authenticate the holder.

UHF RFID tags are commonly used commercially in pallet and container tracking, and truck and trailer tracking in shipping yards.

The Flood of RFID Data

A single product might have as many as 400 attributes, including physical specs such as color, weight, size, date harvested, point of origin and date shipped, as well as associated data including promotions, ads and images. Multiply those 400 attributes by the 300,000 or so items in a large supermarket, then multiply that number by the 3,000 stores in a national chain, and you've got a huge number of attributes to track.

IBM’s WebSphere Product Center is a link to help filter the flood of RFID data heading into enterprise systems. It has just launched a new version of the product management middleware it acquired along with its creator, Trigo Technologies, in April.

"When everything is tagged, everything has an IP address, and there are sensors all over, the number of endpoints goes through the roof, and so does the amount of data," said John Rymer, an analyst with Forrester Research. "The number of possible end points either consuming or creating information will rise by several orders of magnitude."

  NOKIA
Connecting People

Radio Frequency Identification Technology	April 2006

That's where WebSphere Product Center comes in. The management tool sits on top of Oracle database and links product-related information with terms of trade, such as pricing, and synchronizes the information with other enterprise systems. It lets the business share the information with internal users and external customers, manufacturers, and suppliers.

Product Center combines the "track and trace" data from RFID implementations in the supply chain with internal information generated by the enterprise, linking electronic product code data to the back-end systems.

The software is already in use by two huge customers, Unilever and Carrefour.

Microsoft

For months, Microsoft has been ramping up development as it prepares to enter the RFID market in the first half of next year. Its engineers are coding RFID specifications into three of the company's enterprise-resource-planning applications--the Axapta, Great Plains, and Navision suites--and into BizTalk Server, which plays a central data-integration role in Windows environments.

Windows will even get an RFID injection next. "The platform will be RFID-enabled," says Paul Flessner, senior VP of Microsoft's server platform division. Within the operating system, RFID support probably would be akin to a device driver. The likelihood of such drivers being incorporated into Windows Mobile has to be high.

Microsoft is aiming for a share of the burgeoning market for RFID readers, which will grow 50% next year, to 1.5 billion devices, research firm Venture Development Corp. estimates. "If one reader costs $1,000 or more, we want to bring down that cost significantly by taking a zero off that number," says Drew Gude, a Microsoft program manager. While some companies, such as TrenStar Inc., have done the work themselves to load Microsoft's mobile operating system, Windows Mobile, onto handheld RFID readers.

Near Field Communications Forum

The NFC founded by Nokia, Philips, Sony and Visa, operates as a not-for profit industry standards and promotion body that, among other things, will define an NFC application interface to tie together Sony’s and Philips’ different versions of RFID technology and create a specification that is backwards-compatible with existing RFID equipment.

While RFID typically supports one-way communication from an RFID device to a reader, NFC enables two-way traffic. The combination of the two-way connection plus NFC’s tagging system means people can carry out transactions like downloading a film trailer by holding their mobile phone close to an NFC-enabled “smart poster.” NFC will deliver up to 424Kbps over a distance of about 10cm in the 13.56MHz band, although the technology has the potential to provide data-transfer speeds of up to 700Kbps. In theory, NFC will enable users to simply bring two pieces of electronic equipment together and they will start communicating. Sony, for example, notes that consumers could just put a digital camera near a TV to view pictures on it. NFC is designed to automatically activate other communications protocols like Bluetooth and Wi-Fi when data needs to be transferred over longer distances. So if a camera were taken further than 10cmaway from a TV, NFC would automatically start a Bluetooth or Wi-Fi connection to maintain the session.

It is expected that adding the NFC chip, antenna and software to a mobile phone will add in the region of US$4 to its cost, once volume production of NFC chips begins in 2005.

The Microsoft RFID Council

The council is comprised of independent software developers and end-users, and will hold its first meeting in July. Among the firms participating are Accenture, GlobeRanger, HighJump Software, Intermec Technologies, Manhattan Associates and Provia Software.

Microsoft wants to be the platform for partners to create RFID offerings, and provides many technologies that can collect and manage data from RFID implementations, including Microsoft Windows CE, SQL Server and BizTalk Server, while Visual Studio is used by ISVs such as GlobeRanger to develop RFID applications.

Checkpoint systems

Checkpoint Systems, Inc. (as opposed to the Firewall-1 software house) is a US$723.3 million multinational manufacturer and marketer of technology-driven integrated solutions to facilitate the merchandising, tracking and securing of consumer goods at key checkpoints in the supply chain.

Checkpoint is traded on the New York Stock Exchange (NYSE: CKP).

Established in 1969, Checkpoint today is the world's leading provider of radio frequency (RF) based loss prevention systems to the $1 trillion global retail industry.

NOKIA
Connecting People

Radio Frequency Identification Technology	April 2006

Controversy

Most concerns revolve around the fact that RFID tags affixed to products remain functional even after the products have been purchased and taken home, and thus can be used for surveillance, and other nefarious purposes unrelated to their supply chain inventory functions.

Although RFID tags are only officially intended for short-distance use, they can be interrogated from greater distances by anyone with a high-gain antenna, potentially allowing the contents of a house to be scanned at a distance. Even short range scanning is a concern if all the items detected are logged in a database every time a person passes a reader, or if it is done for nefarious reasons (e.g., a mugger using a hand-held scanner to obtain an instant assessment of the wealth of potential victims).

With permanent RFID serial numbers, an item leaks unexpected information about a person even after disposal; for example, items that are resold, or given away, enable mapping of a person's social network.

NOKIA
Connecting People

For More Information

Nokia Inc.
102 Corporate Park Drive White Plains, NY 10604 USA www.nokia.com

Americas
Tel: 1 877 997 9199
Email: mobile.business.na@nokia.com

Asia Pacific
Tel: +65 6588 3364
Email: mobile.business.apac@nokia.com

Europe, Middle East, and Africa
France: +33 170 708 166
UK: +44 161 601 8908
Email: mobile.business.emea@nokia.com

About Nokia
Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people's lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

For more information, please visit http://www.nokia.com/forbusiness.